Mail Stop 4561

January 6, 2010

Mr. Robert H. Lorsch
Chairman, President and Chief Executive Officer
MMR Information Systems, Inc.
468 North Camden Drive, 2nd Floor
Beverly Hills, CA 90210

> **Re: MMR Information Systems, Inc.**
> **Form 8-K Filed on December 23, 2009**
> **Form 8-K/A Filed on January 5, 2010**
> **File No. 000-51134**

Dear Mr. Lorsch:

        We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

                                        Sincerely,

                                        Stephen G. Krikorian
                                        Accounting Branch Chief